Mail Stop 3561

April 26, 2006

Michael Kessler, Esq.
3436 American River Drive, Suite 11
Sacramento, California 95864

> **Re:** **Typhoon Tunes, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 10, 2006**
> **File No. 333-131965**

Dear Mr. Kessler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Cover Page

1. We note your response to comment 3 in our letter dated March 20, 2006. Please explain more fully in the document your reasons for not providing an escrow account for the funds to be received during the offering period.

2. We note your response to comment 8 in our letter dated March 20, 2006. It appears that the applicability of copyright law could be material to your plan of operation, and that you should provide full disclosure regarding this issue on your cover page, in your Summary, and in an expanded Risk Factor section, with appropriate cross-references, in addition to the discussions of the plan of operation and government regulation. You should discuss the specific risks to proposed "music on demand" services. Also, to the extent that you will be a "gateway or portal" to assist customers to download music to their personal music players, you should discuss the risks that customers may avoid using your intermediary services and download music directly from websites. Please revise.

Summary, page 6

3. Please make clear, in expanded disclosure in your Summary and Risk Factors
    sections, that you have not yet done any legal investigation of the copyright or
    intellectual property laws that will apply to your proposed plan of operation and
    that you may not have sufficient funding to pursue this matter. Please also make
    clear what effect this would have on your proposed business and plan of
    operation.

Risk Factors, page 8

4. Please add an additional risk factor regarding the risk to customers of possible
    violations of copyright law, as discussed in the Proposed Operations section at
    page 24.

5. Please revise risk factor 6 to describe more fully the factors involved in the
    competition you expect to receive and add separate, additional risk factors to deal
    with the issue, currently included in that risk factor discussion, of maintaining
    compatible technology for customer use.

6. In risk factor 8, please delete the third and fourth sentences, since they mitigate
    the risk discussed.

Background Information about our Officer and Director, page 19

7. We have noted your response to comment 18 in our letter dated March 20, 2006;
    however, we believe the additional characterization of Mr. Shepard's trade shows
    as "successful" is also inappropriate. Please delete.

Our Proposed Operations, page 24

8. Please tell us on what basis you have concluded that you will not be subject to any
    intellectual property or copyright laws when assisting customers with the
    compilation and download of music they choose. We note your statement at page
    28 that you have not yet investigated what property laws will apply to your
    operation.

Michael Kessler, Esq.
Typhoon Tunes, Inc.
April 26, 2006
Page 3

9. Please tell us what disclosures you intend to make to customers regarding the possible risk to them of violating intellectual property or copyright laws when selecting and downloading music. Please discuss whether customers will have to set up an account directly with music suppliers or whether you will maintain an account for all downloading. If customers do not have individual accounts with music suppliers, please discuss whether there will be any risk of violating intellectual property or copyright laws.

Competition, page 25

10. It does not appear that you have responded to comment 25 in our letter dated March 20, 2006. Please delete the last two sentences of the last full paragraph in this section.

Exhibit 5

11. We note your response to comment 42 in our letter dated March 20, 2006. In the legal opinion, counsel has not opined that the warrants are legal and binding obligations. Please revise.

* * * * *

Please contact Albert Yarashus at (202) 551-3239, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Kessler, Esq.
     FAX: (916) 239-4008